

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-6-06



06066374

RECD S.E.C.
JAN 1 2 2007
1086

December 28, 2006

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/28/2006

Re: Sempra Energy
Incoming letter dated December 6, 2006

Dear Mr. Kyle:

This is in response to your letter dated December 6, 2006 concerning the shareholder proposal submitted to Sempra by George and Sylvia Getty. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED

JAN 2 2 2007

THOMSON
FINANCIAL



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: George and Sylvia Getty
200 Siler Lane
Santa Maria, CA 93455

1032208



RECEIVED

2006 DEC -8 PM 4:43

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 6, 2006



Securities Exchange Act of 1934
Rules 14a-8(b) and (i)(13)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal -- Two-for-One Stock Split -- Exclusion for Failure to Provide Written Statement of Intent to Continue to Hold Shares and as Relating to a Specific Ratio for a Stock Split

Ladies and Gentlemen:

We have received from George and Sylvia Getty, who are record holders of our shares, a post card requesting that we consider a two-for-one stock split. Mr. and Mrs. Getty have advised us that they intend their request as a shareholder proposal to be voted upon by shareholders and included in the proxy materials for our 1997 Annual Meeting of Shareholders pursuant to the Shareholder Proposal Rule.

As more fully discussed below, we intend to exclude the Getty proposal from our proxy materials because:

- Mr. and Mrs. Getty have failed to provide us with the written statement required by Rule 14a-8(b)(2) that they intend to continue to hold our shares through the date of our annual meeting after having been properly and timely advised by us of the requirement that they do so. The time for them to provide that statement has now expired.

- The proposal is excludible under Rule 14a-8(i)(13) permitting the exclusion of proposals that relate to specific amounts of stock dividends, which as interpreted by the Staff also permits the exclusion of stock split proposals that, as here, set forth a specific split ratio.

Consequently, we ask the Staff to advise us that it will not recommend any enforcement action to the Commission in respect of our exclusion of the Getty proposal from our proxy materials.

**Background**

We received the Getty proposal by a hand written postcard dated November 4, 2006. The entire proposal reads as follows:

> Proposal, for Annual Meeting of Shareholders, 2007...
>
> That SARCO *[sic]* shares should be considered for 2, *[sic]* 2 for 1 split.

Mr. and Mrs. Getty are record holders of our shares. However, their postcard does not state that they intend to hold their shares of Sempra Energy through the date of our 2007 Annual Meeting. A copy of their postcard is enclosed as Appendix A.

Because of the informality of their request, including the absence of any supporting statement and any statement of an intention to continue to hold our shares, we were initially unsure as to whether Mr. and Ms. Getty intended their postcard to be a shareholder proposal pursuant to the Shareholder Proposal Rule or simply a suggestion for consideration by our management and board.

So, on November 14 we wrote to Mr. and Mrs. Getty asking them to call our Investor Relations Department to advise us of their intentions. Our letter also advised them that if they intended for their proposal to be included in our proxy materials there would be some additional requirements to be met and that that the Shareholder Proposal Rule generally permitted the exclusion from proxy materials of stock split proposals such as that they had submitted. A copy of our November 14 letter is enclosed as Appendix B.

When Mr. and Mrs. Getty failed promptly to respond to our November 14 inquiry, we felt compelled to treat their request as a proposal for inclusion in our proxy materials pursuant to the Shareholder Proposal Rule.

Consequently, on November 16, we again wrote to Mr. and Mrs. Getty. Our letter advised them that they must provide us with a written statement of their intention to continue to hold their shares of Sempra Energy through the date of our 2007

Annual Meeting if their proposal was to be included in our proxy materials. Specifically, our letter stated:

> *To be eligible to submit a proposal under the Shareholder Proposal Rule you must advise us in writing of your intention to continue to hold your shares of Sempra Energy through the date of our 2007 Annual Meeting. If you do not so advise us in a response that is postmarked or transmitted electronically no later than 14 calendar days from the date that you receive this letter we will be permitted to exclude your proposal from our proxy statement.* [Emphasis in original.]

To assist Mr. and Mrs. Getty in complying with this requirement we enclosed with our letter a copy of the Shareholder Proposal Rule and highlighted Question 2 setting forth the eligibility and procedural requirements applicable to them as record shareholders and Question 6 setting forth the procedures they must follow.

Our November 16 letter was received by Mr. and Mrs. Getty within 14 calendar days of the date that they submitted their proposal. A copy of our letter together with its enclosures and proof of its receipt on November 17 are enclosed as Appendix C.

On December 1, we received a letter from Mr. and Mrs. Getty dated and postmarked November 28 seemingly advising us that they intend for their proposal to be included in our proxy materials pursuant to the Shareholder Proposal Rule. Their letter also notes that they have held their shares of Sempra Energy for many years.

But Mr. and Mrs. Getty's letter, which is enclosed as Appendix D, fails to state that they intend to continue to hold their shares of Sempra Energy through the date of our 2007 Annual Meeting of Shareholders. That statement is required by the Shareholder Proposal Rule and the time for them to provide it has now expired. It expired 14 calendar days after their receipt of our letter that timely and properly advised them of the requirement to provide the statement.

**Exclusion Pursuant to Rule 14a-8(b) for Failure Timely to Provide a Written Statement of Intention to Continue to Hold Shares**

Rule 14a-8(b) sets forth the eligibility requirements for the submission of shareholder proposals. Among the requirements applicable to record shareholders such as Mr. and Mrs. Getty is the requirement of subsection (2) "to provide the company with a written statement that you [the proponent] intend to continue to hold the [requisite number of] securities through the date of the meeting of shareholders."

Mr. and Mrs. Getty have failed to comply with this requirement after we have properly and timely notified them of it by our letter of November 16 which they received on November 17 -- within 14 calendar days of the date they submitted their proposal. And the time provided by Rule 14a-8(f) for them to provide the required statement (within 14 calendar days of their receipt of our letter) has now expired.

The Staff has repeatedly and consistently concurred in the exclusion of proposals submitted by proponents who, as here, have failed timely to provide the requisite written statement of intent of continued share ownership after, as here, having been timely and properly notified of the requirement. See, for example, *SBC Communications, Inc.* (January 2, 2004); *Ivax Corporation* (March 20, 2003); *Avaya, Inc.* (July 19, 2002); *Exxon Mobil Corporation* (January 16, 2001); *McDonnell Douglas Corporation* (February 4, 1997); *Ashland, Inc.* (November 14, 1996); *AmVestors Financial Corporation* (January 3, 1996); and *IBM Corporation* (November 22, 1995).

Accordingly, we are permitted to exclude and intend to exclude the Getty proposal from our proxy materials as a result of the failure by Mr. and Mrs. Getty to have complied with the eligibility and procedural requirements of Rule 14a-8(b).

**Exclusion Pursuant to Rule 14a-8(i)(13) as a Proposal that Relates to Specific Amounts of Cash or Stock Dividends**

The Getty proposal requests that we consider a two-for-one stock split.

Rule 14a-8(i)(13) permits the exclusion of proposals that relate to specific amounts of cash and stock dividends. Although the exclusion does not specifically address stock splits the Staff has long recognized the economic equivalence of stock dividends and stock splits and concurred in the exclusion pursuant to the rule of stock split proposals that, as here, set forth a specific ratio for the split.

For example, in *Care Corporation* (June 7, 1982) the Staff considered a shareholder proposal, as here, for a two-for-one stock split. In concurring in the exclusion of the proposal under Rule 14a-8(c)(13) (the predecessor of Rule 14a-8(i)(13)) the Staff stated:

> That rule allows the omission of proposals 'that relate to specific amounts of cash or stock dividends.' For the purpose of this rule, it is the Division's view that a stock split is synonymous with a stock dividend. Accordingly, since the proposal relates to a specific ratio for the stock split, it is our view that the proposal is excludable under Rule 14a-8(c)(13). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material.

The Staff has repeatedly and consistently followed its *Care Corporation* interpretation to permit the exclusion of proposals that, as here, seek a stock split and set forth a specific ratio for the split. See, for example, *NVR, Inc.* (January 11, 2001); *Hecla Mining Company* (March 9, 2000); *Fleet Financial Corporation* (December 2, 1998); *The Quaker Oats Company* (July 17, 1998); and *Pan American World Airways Inc.* (February 17, 1983).

Accordingly, we are permitted to exclude and intend to exclude the Getty proposal from our proxy materials pursuant to Rule 14a-8(i)(13).

* * * * * * * * * *

In accordance with Rule 14a-8(j), I am enclosing six copies of this letter together with the appendices thereto. It is being filed more than 80 calendar days before we will file definitive proxy materials for our 2007 Annual Meeting. An additional copy of this letter, together with the appendices, is being concurrently provided to Mr. and Mrs. Getty.

* * * * * * * * * *

Please confirm that the Staff will not recommend to the Commission any enforcement action if we exclude the Getty proposal from the proxy materials for our 2007 Annual Meeting of Shareholders.

We would very much appreciate receiving the Staff's response to our request by January 31, 2007. We will promptly forward your response on to Mr. and Mrs. Getty.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,



Gary W. Kyle

Enclosures
cc: George and Sylvia Getty

George & Sylvia Getty
200 Siler Lane
Santa Maria, CA 93455

SANTA BARBARA CA 931 2 L
30 NOV 2006 PM



Pike Expedition, November 1806, Rocky Mountains

Corporate Secretary, SEMPRA
101 Ash St.
San Diego, CA
92101-3017

11-04-06

Proposal, for Annual Meeting of Shareholders, 2007.

That SARCO shares should be considered for 2, 2 for 1 split.

Thank you

[signature]

# Client Services

Client Services / Register Watch / Holder Search / Balances

| | |
|---|---|
| Company Name: | SEMPRA ENERGY |
| Holder Name: | GEORGE M GETTY & SYLVIA T GETTY JT TEN |
| Holder Identifier: | C0000248274 |
| Alternate Id: | 0670664448-3278 |
| Today's Date: | 14 Nov 2006 |

**Holder Address**

**Address** 200 SILER LANE
SANTA MARIA CA 93455
UNITED STATES

**Balances as of 14 Nov 2006**

**Select Date:** 14 Nov 2006 »

| Share Class | Register | Balance | Price | Value |
|---|---|---|---|---|
| DSPP - COMMON STOCK | Plan Holdings | 63.566000 | US$54.30 | US$3,451.63 |

Copyright © 2006 Computershare Limited. All rights reserved. Reproduction in whole or in part in any form or medium without express written permission of Computershare Limited is prohibited. Please view our Terms and Conditions and Privacy policy.

101 Ash Street
San Diego, CA 92101-3017


Sempra Energy

November 14, 2006

Mr. and Mrs. George Getty
200 Siler Lane
Santa Maria, CA 93455

Dear Mr. and Mrs. Getty,

I am responding to your recent inquiry to Sempra Energy. Sempra Energy closed yesterday at $54.30, hitting a record high of $54.41. As you know, the board of directors increased the quarterly dividend in both 2005 and 2006 to the current dividend of $0.30 per quarter and $1.20 per year.

As Sempra Energy continues to grow its earnings and cash flow, the board of directors will continue to review the ability to increase the dividend payout against other opportunities that we may have for the cash such as new capital projects and reducing debt. Additionally, although a stock split is not something the board has voted to do to date, please know it is something they periodically review to evaluate the benefits to the company and its shareholders.

I am not sure if your card was intended to be a formal request for a shareholder vote upon a stock split to be added in the proxy statement for our 2007 Annual Meeting. If that is your intention, there are some legal requirements that you will need to complete. In addition, the Securities and Exchange Commission Shareholder Proposal Rule permits proposals dealing with stock splits to be excluded our proxy statement.

I tried to call you directly to inform you of these steps but apparently your phone is not listed. If you could call me directly at our toll free number 1-877-736-7727 we can discuss this in detail.

Thank you.

Nicole Carusa

Nicole Carusa
Sempra Energy
Shareholder Services Manager

**Appendix C**

## Campos, Cynthia

**From:** TrackingUpdates@fedex.com
**Sent:** Friday, November 17, 2006 10:34 AM
**To:** Campos, Cynthia
**Subject:** FedEx Shipment 791586657833 Delivered

---

This tracking update has been requested by:

Company Name: SEMPRA ENERGY

Name: Cynthia Campos

E-mail: CCCampos@Sempra.com

---

Our records indicate that the following shipment has been delivered:

| | |
|---|---|
| Tracking number: | 791586657833 |
| Ship (P/U) date: | Nov 17, 2006 |
| Delivery date: | Nov 17, 2006 10:03 AM |
| Sign for by: | Signature Release on file |
| Delivered to: | Residence |
| Service type: | FedEx Priority Overnight |
| Packaging type: | FedEx Envelope |
| Number of pieces: | 1 |
| Weight: | 0.5 LB |

| Shipper Information | Recipient Information |
|---|---|
| Cynthia Campos | George & Sylvia Getty |
| SEMPRA ENERGY | 200 Siler Lane |
| 101 ASH STREET | Santa Maria |
| SAN DIEGO | CA |
| CA | US |
| US | 93455 |
| 92101 | |

Special handling/Services:
Deliver Weekday
Residential Delivery

Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 12:27 PM CST on 11/17/2006.

To learn more about FedEx Express, please visit our website at fedex.com.

All weights are estimated.

To track the latest status of your shipment, click on the tracking number above, or visit us at fedex.com.

This tracking update has been sent to you by FedEx on the behalf of the Requestor noted above. FedEx does not validate the authenticity of the requestor and does not validate, guarantee or warrant the authenticity of the request, the requestor's message, or the accuracy of this tracking update. For tracking results and fedex.com's terms of use, go to fedex.com.

Thank you for your business.



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 16, 2006

*Via Federal Express*

George & Sylvia Getty
200 Siler Lane
Santa Maria, CA 93455

**Re: Shareholder Proposal -- Stock Split -- Requirement for a Written Statement of Intention to Hold Our Shares**

Dear Mr. and Mrs. Getty:

You have not responded to our letter sent by Nicole Carusa, Shareholder Services Manger, by overnight mail on November 14 regarding your post card to us dated November 4. We are unable to determine if your request that we consider a stock split was intended as a suggestion for our board or as a shareholder proposal to be included in the proxy statement for our 2007 Annual Meeting of Shareholders and voted upon by shareholders.

Consequently, we feel we must treat your post card as a shareholder proposal submitted pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule for inclusion in our proxy statement. As such, we want to call your attention to a procedural deficiency that must be timely corrected if the proposal is to be included in our proxy statement.

*To be eligible to submit a proposal under the Shareholder Proposal Rule you must advise us in writing of your intention to continue to hold your shares of Sempra Energy through the date of our 2007 Annual Meeting. If you do not so advise us in a response that is postmarked or transmitted electronically no later that 14 calendar days from the date that you receive this letter we will be permitted to exclude your proposal from our proxy statement.*

To assist you in complying with this requirement, we are enclosing a copy of the Shareholder Proposal Rule. We have highlighted Question 2 of the rule setting forth the eligibility and procedural requirements to submit a shareholder proposal and Question 6 setting forth the procedures you must follow in response to this letter.

Also, we want to call your attention to Question 9 of the rule, which we have also highlighted, that sets forth a list of bases (in addition to failure to comply with the eligibility and procedural requirements of the rule) upon which a company may exclude a shareholder proposal from its proxy statement. Item 13 under that question permits the exclusion of proposals that relate to specific amounts of cash or stock dividends. The Staff of the Securities and Exchange Commission has interpreted this exclusion to also permit the exclusion of proposals that relate to stock splits. Consequently, for any proposal relating to stock splits we would expect to follow the procedures set forth in Question 10 to ask the Commission to permit us to exclude the proposal from our proxy materials.

Finally, I want to assure you that we appreciate hearing from our shareholders and take their suggestions very seriously. Our board of directors periodically reviews the merits of a stock split and will continue to do so. However, we do not feel that it would be appropriate to submit the issue of a stock split to a vote of shareholders and the somewhat formal nature of this letter results from your post card that, perhaps inadvertently, could be read as requesting that we do so.

Very truly yours,



Gary W. Kyle

Enclosures

the number of record holders those to whom it does not have to deliver a separate proxy statement.

---

## Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this

case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place,

you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

---

**Note to paragraph (i)(1):** Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

---

**Note to paragraph (i)(2):** We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

---

**Note to paragraph (i)(9):** A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9 False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

11-28-06

Sempra - Gary Kyle and/or Nicole Carusa,

Just returned, so am catching up with mail. Also, the printer crashed so I'm stuck with replying to your correspondence in this somewhat primative manor.

After reading your letters, and the conditions under which a proposal can be submitted for consideration, I see that I'm qualified. I originally bought stock of Pacific Enterprises at less than $20.00 a share. How many years ago has that been?

Stock split...? Why not... Sempra is at an all-time high. Prospects and projections for the company look great! There is even a car manufacture in Eugene, Oregon that has designed a vehicle to run on compressed natural gas, filled from your home meter. So, if these auto's take-off, demand for Sempra ~~product~~ is going to be overwhelming!

A stock split will also be more appealing to investment buyers in all catagories.

Thank you,

[signature]
200 Siler Ln.
Santa Maria, CA 93455

George & Sylvia Getty
200 Siler Lane
Santa Maria, CA 93455

SANTA BARBARA
CA 931 2 L
28 NOV 2006 PM



SEMPRA
Attn Nicole Carusa - Shareholder Services
or Gary Kyle - Corporate Counsel
101 Ash St HQ 12A
San Diego CA
92101-3017

92101+3017



**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 28, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Sempra Energy
Incoming letter dated December 6, 2006

The proposal relates to the consideration of a two for one stock split.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received Sempra's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sempra relies.

Sincerely,



Rebekah J. Toton
Attorney-Adviser